CYIOS Corporation
"C Your Integrated Office System"

Division of Corporate Finance
Office of the Chief Accountant
Washington, D.C. 20549

SUBJECT: Waiver of Consent letter over 30days but not 90days

CYIOS Corporation request a waiver for letter of consent for Baum and Company 2008 Audit Report. Baum and Company previously gave CYIOS four other consent letters. We now need another and Baum and Company refuses to give consent. Moreover, Baum and Company has threatened to hold CYIOS Corporation's filing hostage to his consent letter and has ask for escalated fee on top to give consent. I'm only putting the below as so you can see he is forcing our hand to pay him for things that are covered in our engagement letter. Nevertheless, this is not the SEC's role, but, please note that the consent letters previously given by **Baum and Company clearly indicate that all subsequent procedures and review has been done by Baum and Company as of June 3, 2010. No changes to the financial statements have been required nor have any effect on 2008 Baum's Audit Report.**

BELOW TEXT MESSAGE TRANSCRIPT between "Baum and Company" and CEO Tim Carnahan.

Joel: Ready to rain here, you better t-off quick. Please confirm the acceptance of my invoice. My time is my source of my living, so please no augument. Thanks
Tim (CEO): Joel I feel we have already paid you for ur time and addtional consent letters are part of that and any billing otherwise would be inappropriate.
Joel: Never been paid for these consent letters. Please don't back yourself into a corner. Reissuance of financial statements are subject to subsequent procedures and review since my name is associated with these filings.. So I hope everything goes well otherwise, I will not associate with your company in future.

Our request is a business request that warrants a waiver in that a business should not be held hostage by an Auditor using SEC governing law to gain money from a company. If "Baum" the auditor (PCAOB Certified) believes CYIOS owes money or is due something than let the Auditor fight their fight in court, don't let the Auditor use SEC and PCAOB law to hold a company's filings and future success hostage.

Timothy W. Carnahan
/s/
CEO
President
p202.3691984
f 2023153790



July 29, 2010

Timothy Carnahan
Chief Executive Officer
Cyios Corporation
1300 Pennsylvania Avenue, Suite 700
Washington, D.C. 20004

> Re: **Cyios Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 14, 2010**
> **File No. 333-165941**

Dear Mr. Carnahan:

We have reviewed your letter and your amendment filed July 14, 2010 in response to our comment letter dated June 21, 2010. We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 from our letter dated June 21, 2010. Section 2.1(b) of the Drawdown Equity Financing Agreement provides that the investor will not sell shares within the Drawdown Notice to the public if the company's common stock falls below the floor price; however, the company can waive this restriction in its sole discretion. Please clarify in the "Summary" and "Plan of Distribution" sections in your registration statement whether the floor price restriction applies only during the five trading day period before the closing. Please also revise the "Summary" and "Plan of Distribution" sections in your registration statement to state, if true, that the 4.99% ownership limit and the provisions in Section 2.1(b) of the Drawdown Equity Financing Agreement would not impact the price at which the company can put the shares to the investor.